FACT Corporation

February 12, 2008

By Courier and Electronic Filing

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Karl Hiller – Branch Chief

Dear Mr. Hiller:

RE:

FACT Corporation (the “Company”)

Filed April 16, 2007

Response Letter Dated July 24, 2007

SEC Response Letter dated September 27, 2006

File No. 000-17232

In response to your letter of September 27, 2007, we provide the following written responses which are numbered to coincide with your letter:

Form 10-KSB for the Fiscal Year Ended December 31, 2006

General

Comment

1.

Please provide your correct commission file number (000-17232) on the cover of all future amendments and filings.

Response:

The Company has amended the commission file number on the cover of the Amended Form 10-KSB for the fiscal year ended December 31, 2006 and will ensure the appropriate file number is noted on all future amendments and filings.

Management’s Discussion and Analysis or Plan of Operation, page 10

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 17

Comment

2.

We note your disclosure that  “…gross margin on the sales of functional bake mixes declined over the respective periods…”  However, per the statement of operations, it appears that gross margin increased, from $73,215 or 10.3% in 2005, to $258,998 or 14.5%, in 2006.  Accordingly, please revise your disclosure to correctly indicate the directional change in your gross margin, and the underlying reasons supporting such change.

Response:

The Company has revised its disclosure accordingly.

Financial Statements, page 20

Notes to Financial Statements, page F-10

Note 2 – Restatement of Financial Statements, page F-13

Comment

3.

We note that you restated your 2005 financial statements and provided accompanying narrative disclosure describing the restatement.  Please amend your disclosure to also provide a tabular analysis of the restatement, indicating the previous “as reported” amounts affected, the individual restatement adjustment impacting these measures and the resulting restated amounts.  Additionally, given the amount of time that has lapsed since the issues were brought to your attention, and because material adjustments also affect your 2004 financial statements, you will need to either amend the earlier filings or amend the disclosure in your 2006 report to also encompass these earlier periods.  If you prefer the latter, please include a similar tabular presentation for the 2004 financial statement restatement effects, as well as additional narrative disclosure of the impacts of the restatements on the respective fiscal quarters of 2004 and 2005.

Response:

The Company has amended its disclosure in the Form 10-KSB for the fiscal year ended December 31, 2006 to include a tabular presentation for the 2004, 2005 and 2006 fiscal years clearing noting the impact of the restatements.  Additionally we have amended our disclosure to clearly reflect the impact of the restatements on the respective fiscal quarters of 2004, 2005 and 2006.

Comment

4.

We note your disclosure explaining that you recorded a cumulative effect adjustment of $288,000 to reflect a “stock award benefit” to the holders of 2,000,000 Class C shares, which was expensed in the fiscal year ended December 31, 2003.  You attribute this to a reverse split of your Class A common stock that was effective August 31, 2003, which did not, at the time, impact the holder of your Class C common stock.  However, we understand that the reverse split did impact the Class C shareholders because the original conversion provisions of the Class C shares stipulated that the conversion formula would adjust for changes in capital structure, a typical provision designed in this case to maintain the economic standing of both the Class A and Class C shareholders.

We also note that your disclosure is not consistent with your earlier representations.  For example, in your November 28, 2005, response to comment 3, issued in our letter dated September 19, 2005, you advised that you had amended the conversion provisions of the Class C shares on February 2, 2004, “…pursuant to the settlement of certain litigation, and the forgiveness of certain liabilities and obligations of the Company…”  You stated that the action taken in 2004 was designed “…to allow the Class C shareholders to continue to maintain effective control in consideration for their agreement to settle the litigation.

Therefore, it appears you will need to revise your disclosure to explain with greater precision the reasons for amending the conversion provisions in 2004.  Since the action was taken in 2004, it also appears that the valuation would need to be based on the market price of the Class A shares at that point in time, when you effectively diluted the standing of the Class A shareholders in settling the litigation.

As for the valuation approach, there are other difficulties as well.  In your July 24, 2007, response, you explain that your adjustment was derived by first calculating a figure of $1,440,000, utilizing a price of $0.16 per share, the trading price during August 2003, and then reducing this amount by 80% “…to reflect the illiquidity in the trading of the Company’s Class A common shares…”  We see no basis for applying an “illiquidity” adjustment, which you characterize in the disclosure as an “impairment” to the “resulting benefit.”  We believe that you would need to base your valuation on the quoted market price of the Class A shares to comply with GAAP.

There are many instances where GAAP states that available quoted market prices are evidence of the fair value of a financial instrument.  Following are some of the references in GAAP that discuss required use of a quoted market price:

●

Paragraph 5 of FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.

●

Paragraph 58 of Statement No. 107 rejects the suggestion that an active market does not exist in cases where a stock in thinly traded.

●

Paragraph 58 of Statement No. 107 further states that quoted market prices, even in this market are relevant measures of fair value.

●

Paragraph 3(a) of Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, states “The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by the National Quotation Bureau.”

References in GAAP also preclude blockage discounts, for example:

●

Paragraph 6 of Statement No. 107 indicates that “the quoted price for a single trading unit in the most active market is the basis for determining market price and reporting fair value…even if …a market’s normal volume for one day might not be sufficient to absorb the quantity…”

●

Question 50 of the FASB Staff Implementation Guide to Statement 115, Accounting for Certain Investments in Debt and Equity Securities, states that adjusting the quoted market price is not permitted when determining fair value; and

●

Footnote 3 of EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or contingently Adjustable Conversion Ratios, states that quoted market prices should not be adjusted to reflect large block factors; the issue also gives guidance in instances where a quoted market price is not available.

To summarize, we believe GAAP is clear that quoted market prices, exclusive of adjustments for large block factors and irrespective of a thin trading market, are the best evidence of fair value.  As such, we believe your valuation, factoring in an illiquidity adjustment, is not in accordance with GAAP.  Please revise accordingly.

Response:

The Company has revised its valuation of the economic benefit associated with the conversion of the Class C shares utilizing the date of the conversion, February 2, 2004 and the quoted market price of the stock on that date, when calculating the benefit per your above noted suggestions.  Further the Company has amended its disclosure to better describe the underlying reasons for amending the conversion provisions with respect to the Class C shares.  While the Company has revised the financial statements at your request in order to comply with the provisions of GAAP as set out above, we believe the current adjustment based on the quoted market price of the Company’s Class A common stock as at the date of the conversion, and which amounts to a total value of $14,400,000, grossly overstates the economic benefit actually received by the Class C holders.

Note 8 – Loans Payable (related parties), page F-18

Comment

5.

You disclose that a loan payable, in the amount of $338,261, matures on June 20, 2008, which appears to be a long-term liability.  Please disclose the reasons you classified this loan as a current liability, as of December 31, 2006.

Response:

The Company has revised its financial statements accordingly for the fiscal year ended December 31, 2006 in order to re-classify the loan payable maturing on June 20, 2008 as a long-term liability.

The Company has undertaken an electronic filing of Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2006 incorporating the changes discussed above.

The Company believes that it has responded to all of the Staff’s comments.  If you have any questions or require additional information, please contact the undersigned.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

President

Cc:   Donald Delaney

         Peter Gennuso, Gersten Savage